Exhibit 99.1

Brenmiller Begins bGen™ ZERO Construction at Tempo’s Beverage Manufacturing Plant

●	Brenmiller expected to break ground on highly anticipated electrification project for Tempo, Heineken-backed beverage manufacturer

●	Brenmiller will replace Tempo’s fossil fuel boilers with 32 MWh bGen™ TES system to deliver sustainable process heat

●	Brenmiller’s bGen™ TES system estimated to mitigate over 6,200 tons of carbon emissions annually and save Tempo an estimated $7.5 million over 15 years by eliminating the use of approximately 2,000 tons of heavy fuel each year

Rosh Ha’ayin, Israel, June 10, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions to industrial and utility markets, today announced that it has moved into the construction phase of development at Tempo Beverages Ltd.’s (“Tempo”) beverage production plant in Netanya, Israel, with plans to begin on-site assembly by the end of September 2024. Brenmiller is replacing Tempo’s fossil fuel boilers with a 32 MWh bGen™ TES system and will deliver sustainable process heat through an Energy as a Service (EaaS) model. Tempo is partially owned by Heineken International B.V. and is one of Israel’s largest producers and distributors of beverages for brands including Heineken and Pepsi.

Brenmiller’s bGen™ TES system for Tempo will charge using a combination of roof-top solar and ultra-low-cost off-peak grid power. The system is being configured to meet the beverage manufacturer’s precise operational needs and the final system design is expected to be completed by the end of July 2024. Brenmiller has started procuring the necessary components to manufacture Tempo’s bGen™ system and all system manufacturing will be completed at Brenmiller’s TES gigafactory in Dimona, Israel. System assembly is expected to be completed by the end of 2024 and commissioned in May 2025.

“We are pleased to report that our project to replace Tempo’s polluting heavy oil boilers with our bGen™ thermal battery is progressing according to schedule and is on-track to be commissioned less than a year from now,” stated Brenmiller’s Chairman and CEO, Avi Brenmiller. “The food and beverage industry is one of the top global consumers of thermal energy. Our project with Tempo serves as a great model for how our bGen™ TES system can benefit other food and beverage producers, a sector from which we are seeing strong demand.”

Approximately 15% of Brenmiller’s $500 million-plus project pipeline is with food and beverage manufacturers, representing its largest industry vertical by project count. The Company’s Dimona gigafactory has the production capacity to support potential sales of up to $200 million.

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn. Information on, or accessible through, the websites mentioned above does not form part of this press release.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the installation of bGen™ ZERO at the Tempo plant and the timeline for the various installation phases, including that the final system design is expected to be completed by the end of July 2024, that the Company will commence on site assembly of the bGen™ system by the end of September 2024, that assembly is expected to be completed by the end of the 2024 and commissioned in May 2025, the Company’s $500 million-plus project pipeline, and that the Company’s Dimona gigafactory has the production capacity to support potential sales of up to $200 million. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com